FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549	OMB Number:	3235-0362
Expires:	January 31, 2005
Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	Estimated average burden hours per response............ 0.5
X	Form 3 Holding reported	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
X	Form 4 Transactions reported	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person (s) to Issuer
(Check all applicable)
BINGO, INC.	BINGO.COM, INC. "BIGR"	Director	X	10% Owner
(Last)	(First)	(Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year	Officer (give title below)	Other (specify below)
THE HANSA BANK BUILDING	DECEMBER, 2002
(Street)	5. If Amendment, Date of Original	7. Individual or Joint/Group Reporting (Check Applicable Line)
(Mth/Dy/Yr)	X	Form Filed by One Reporting Person
THE VALLEY ANGUILLA	Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
(M/D/Y)	Code	V	Amount	(A) or (D)	Price
Common Stock	300,000	D

Reminder: Report on a separate line for each class of Securities beneficially owned directly or indirectly.	(Over) SEC 1474 (9-02)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ day/ year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercis- able	Expiration Date	Title	Amount or Number of Shares
STOCK WARRANT	$0.25	07/02/02		P	A		07/02/02	07/02/05	Common Stock,	200,000	$0.25	5,000,000	D
12% CONVERTIBLE DEBENTURES "A"	$0.125	05/21/02		P	A		05/21/02	04/16/04	Common Stock,	6,000,000	$0.125	10,000,000	D
12% CONVERTIBLE DEBENTURES "B"	$0.15	07/02/02		P	A		07/02/02	07/02/06	Common Stock,	333,333	$0.15	10,333,333	D
Explanation of Responses:
								/S/ D. CURTIS				February 12, 2003

**            Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note:       File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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								**Signature of Reporting Person				Date